SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

CALL NOTICE FOR THE EXTRAORDINARY SHAREHOLDERS’ MEETING

Shareholders of GAFISA S.A. (“Company”) are summoned to hold the Extraordinary Shareholders’ Meetings (“ESM”) on April 30, 2020, at 12:00 p.m., at the Company’s headquarters, in the City and State of São Paulo, at Avenida Presidente Juscelino Kubitschek, n.º 1830, cj. 32, Bloco 2, Condomínio Edifício São Luiz, Vila Nova Conceição, CEP 04543-900, to deliberate on the following agenda:

a.       Approve the amendments to the Bylaws proposed by the Company, as follows:

                                                                     i.       Change the Company’s governance rules to be in conformity with the Brazilian Securities and Exchange Commission (CVM) rules;

                                                                   ii.       Approve the authorized capital increase to 400,000,000 shares to be fully paid according to the Board of Directors’ decision, in domestic currency or conversion of debentures; and,

                                                                 iii.       Amend Article 5 of the Company’s Bylaws to envisage the capital increase, if this is resolved at the Company’s Extraordinary Shareholders’ Meeting to be held on April 30, 2020, at 10:00 a.m.

Overall Information:

Documents available to shareholders. All documents and information relating to the matters referred to above are available to shareholders at the Company’s headquarters and on its website  (www.gafisa.com.br/ri/), and on the websites of B3 (www.b3.com.br) and the Brazilian Securities and Exchange Commission (www.cvm.gov.br), as provided for by Law No. 6.404 of December 15, 1976, as amended (“Brazilian Corporation Law”), and CVM Instruction No. 481 of December 17, 2009, as amended (“ICVM 481”).

Shareholders’ attendance at the ESM. The shareholders owning shares issued by the Company may attend the ESM called herein, physically by its legal representatives or proxies, or also via remote voting form, under ICVM 481, which authorizes shareholders to send their remote voting forms through their respective custody, bookkeeping agents of the Company’s shares or directly to the Company.

Those shareholders opting for attending the meeting personally or by duly empowered proxy shall attend the ESM bearing the following documents: (a) identity document, proof of ownership for book-entry shares, issued by depositary financial institution within three (3) days before sending the remote voting form or the ESM; and, where applicable, (b) the powers of attorney for shareholder’s representation by proxy, granted pursuant to Article 126 of the Brazilian Corporation Law.

Individual shareholders may be represented by attorney-in-fact empowered less than one (1) year, whether shareholder, Company’s manager, attorney or financial institution and the asset manager shall represent the fund’s members, pursuant to Article 126, Paragraph 1 of the Brazilian Corporation Law.

As broadly disclosed on media vehicles, considering recent updates on COVID-19 (coronavirus) cases in Brazil, the Company strongly suggest shareholder opt for the Remote Voting Form for attendance at the ESM.

Submission of Documents to Attend the ESM. Aiming at speeding up the process and facilitate the works of the ESM, we request the Company’s shareholders to deposit the documents listed in item 2 above at the Company’s headquarters, in the attention of the Investor Relations Department, at least, 48 hours in advance of the hour scheduled for the meeting. Notwithstanding the aforementioned, shareholders attending the ESM bearing these documents may attend and vote, even if they failed to previously deposit these documents.

Besides, further information can be found in the Management Proposal referring to this ESM, available on the Company’s website (www.gafisa.com.br/ri/), and the websites of B3 (www.b3.com.br) and the Brazilian Securities and Exchange Commission (www.cvm.gov.br).

São Paulo, March 30, 2020.

Leo Julian Simpson

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 1, 2020

Gafisa S.A.

By:	/s/ Ian Andrade
Name: Ian Andrade Title: Chief Financial Officer